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05037004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING_____01/01/04_____AND ENDING_____12/31/04_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AKAR CAPITAL MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 WEST SUNRISE BOULEVARD, SUITE 102A
(No. and Street)

PLANTATION   FLORIDA   33322
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR   (954) 476-7011
                                                (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- if individual, state last, first and middle name)

2013 Herb Court   Tallahassee   Florida   32312
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410(2-89)

OATH OR AFFIRMATION

I, __EMIL A. AKAR_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of____AKAR CAPITAL MANAGEMENT, INC._____, as of __DECEMBER 31, 2004__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Robert Larrick
Commission # DD112812
Expires April 29, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

president
Title

This report ** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AKAR CAPITAL MANAGEMENT, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

2013 HERB COURT
TALLAHASSEE, FL 32312
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (888) 864-5464
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

I have audited the accompanying balance sheet of **Akar Capital Management, Inc.** as of December 31, 2004 and 2003 and the related statements of income and retained earnings, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Akar Capital Management, Inc.** as of December 31, 2004 and 2003, and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

BRUCE D. SOULE, CPA, P.A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 17, 2005

AKAR CAPITAL MANAGEMENT, INC.

BALANCE SHEET

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 49 733	$ 38 549
Accounts receivable	23 327	28 451
Prepaid expenses	2 170	4 171
Total current assets	75 230	71 171
FURNITURE, EQUIPMENT AND LEASEHOLDS AT COST:		
Furniture, equipment and leaseholds	53 987	26 887
Less accumulated depreciation	33 554	22 659
Net furniture and equipment	20 433	4 228
OTHER ASSET:		
Rent deposit	1 392	1 392
TOTAL	$ 97 055	$ 76 791
LIABILITIES AND STOCKHOLDER EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 2 495	$ 3 333
Commissions payable	70	1 484
Payroll taxes payable	2 169	3 500
Total current liabilities	4 734	8 317
STOCKHOLDER EQUITY:		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	20	20
Additional paid-in capital	20 943	20 943
Retained earnings	71 358	47 511
Total stockholder equity	92 321	68 474
TOTAL	$ 97 055	$ 76 791

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commisions	$ 380 862	$ 371 440
Management fee income	101 373	86 474
Other income	23 398	5 170
Total revenue	505 633	463 084
EXPENSES:		
Clearing charges	51 711	59 967
Commissions and wages	99 904	81 517
Data and regulation	9 601	8 388
Rent expense	37 553	28 313
Other expenses	132 073	122 225
Total expenses	330 842	300 410
INCOME BEFORE TAXES	174 791	162 674
PROVISION FOR INCOME TAXES	-0-	-0-
NET INCOME	174 791	162 674
RETAINED EARNINGS - Beginning of year	47 511	24 456
TOTAL	222 302	187 130
LESS DIVIDEND DISTRIBUTIONS	150 944	139 619
RETAINED EARNINGS - End of year	$ 71 358	$ 47 511

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | Common stock | | Additional paid-in | Retained |
	Shares	Amount	capital	earnings
BALANCE - January 1, 2003	20	$ 20	$ 20 943	$ 24 456
Net income for year				162 674
Dividend distributions				(139 619)
BALANCE - December 31, 2003	20	20	20 943	47 511
Net income for year				174 791
Dividend distributions				(150 944)
BALANCE - December 31, 2004	20	$ 20	$ 20 943	$ 71 358

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flow From Operating Activities:		
Net income	$ 174 791	$ 162 674
Adjustment to reconcile net income to		
net cash provided by (used in) operating activities:		
Depreciation	10 895	1 892
(Increase) in accounts receivable	5 124	(10 350)
(Increase) in prepaid expenses	2 001	(2 800)
Increase (decrease) in accounts payable	(838)	(1 039)
Increase (decrease) in commissions payable	(1 414)	1 484
Increase (decrease) in payroll taxes payable	(1 331)	1 000
Net cash flow provided by operating activites	189 228	152 861
Cash Flow From Investing Activities:		
Purchase of furniture and equipment	27 100	-0-
Net cash flow provided by (used in) investing activities	(27 100)	-0-
Cash Flow From Financing Activities:		
Dividend distribution to officer shareholder	150 944	139 619
Net cash flow provided by (used in) financing activities	(150 944)	(139 619)
Net Increase (Decrease) In Cash	11 184	13 242
Cash At Beginning of Year	38 549	25 307
Cash At End of Year	$ 49 733	$ 38 549

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

SUBORDINATED LIABILITIES AT JANUARY 1, 2003	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2003	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2004	$ -0-

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on June 18, 1982 as Don Charles Investment Group, Inc. On March 27, 1984 the Company changed its name to Charles, Akar & Associates, Inc. On March 8, 2002 the Company changed its name to Akar Capital Management, Inc. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in Southeast Florida and Lebanon. The Company also collects quarterly fees for investment portfolio advice and service.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns commissions on retail stock transactions sold to customers primarily in the South Florida area.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three year period.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2004 and 2003 the net capital ratio was 0.07 to 1 and 0.14 to 1 and net capital was $68,326 and $58,656 which exceeded the minimum net capital requirement by $63,326 and $51,656.

NOTE 4 - CASH

Included in cash is a $38,982 and $25,027, respectively, interest-earning deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company elected to become a Small Business Corporation, effective June 1, 1996. Therefore, since the shareholder pays personal tax on the income of the Company, there is no provision for income taxes in the Company.

NOTE 6 - COMMITMENTS

The Company rents their office space for $1,057 per month plus the common area maintenance charge under a lease which expires May 31, 2006. The minimum annual rental payments for the next five years are as follows:

December 31, 2005	$ 12,441
2006	6,599
2007	-0-
2008	-0-
2009	-0-

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

2013 HERB COURT
TALLAHASSEE, FL 32312
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (888) 864-5464
E-MAIL: bdscpa@prodigy.net

ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17 a-5

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages ten and eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, P.A.

Bruo) Aonle, CPA, PA

Certified Public Accountant

February 17, 2005

9

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2004 AND 2003

	2004	2003
COMPUTATION OF NET CAPITAL		
Total stockholder equity	$ 92 321	$ 68 474
Deductions and/or charges:		
Nonallowable assets:		
Other assets	(3 562)	(5 590)
Furniture, equipment and leaseholds	(20 433)	(4 228)
NET CAPITAL	$ 68 326	$ 58 656
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital required (greater of a or b)	$ 5 000	$ 5 000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 316	$ 554
b. Minimum dollar of net capital required	$ 5 000	$ 5 000
Excess net capital	$ 63 326	$ 51 656
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 4 734	$ 8 317
Ratio of aggregate indebtedness to net capital	0.07:1	0.14:1

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2004 AND 2003

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2004 and 2003 was $70,887 and $62,386.

	2004	2003
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 70 887	$ 62 386
1. Increase in net capital due to trade date adjustment	493	1 113
2. Net increase in accounts payable	(3 054)	(4 817)
3. Excess cash deposit over requirement	-0-	(26)
Net capital per report	$ 68 326	$ 58 656

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Akar Capital Management, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

2013 HERB COURT
TALLAHASSEE, FL 32312
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (888) 864-5464
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

Stockholder
Akar Capital Managment, Inc.
Plantation, Florida

I have examined the financial statements of **Akar Capital Mangement, Inc.** for the year ended December 31, 2004 and have issued my report thereon, dated February 17, 2005. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

12

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 17, 2005